UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Change in Trading Symbol

On November 6, 2026, the board of directors of PTL Limited (the “Company”) approved a change in the trading symbol of the Company’s Class A ordinary shares on The Nasdaq Capital Market from “PTLE” to “ZYN”. The Class A ordinary shares are expected to begin trading under the new symbol at the open of trading on November 13, 2026. The CUSIP number of the Class A ordinary shares and the rights of shareholders will remain unchanged.

This Report is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the U.S. Securities and Exchange Commission on November 12, 2025 (File No. 333-291441) and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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